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                          November 22, 2022

       Douglas Croxall
       Chief Executive Officer
       Crown Electrokinetics Corp.
       1110 NE Circle Blvd.
       Corvallis, Oregon 97330

                                                        Re: Crown
Electrokinetics Corp.
                                                            Registration
Statement on Form S-3
                                                            Filed on November
17, 2022
                                                            File No. 333-268444

       Dear Douglas Croxall:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jenny
O'Shanick at 202-551-8005 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Manufacturing
       cc:                                              Ali Panjwani